United States securities and exchange commission logo





                              October 30, 2023

       Pamela D. Johnson
       Chief Financial Officer
       OppFi Inc.
       130 E. Randolph Street
       Suite 3400
       Chicago, Illinois 60601

                                                        Re: OppFi Inc.
                                                            Post-Effective
Amendment No. 3 to Registration Statement on On Form S-3
                                                            File October 11,
2023
                                                            File No. 333-258698

       Dear Pamela D. Johnson:

                                                        We have reviewed your
post-effective amendment and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 3 to Form S-1 on Form S-3 filed October 11, 2023

       Prospectus Cover Page, page i

   1. We note the significant number of redemptions of your Class A common stock in connection with your
business combination and that the shares being registered for resale will constitute a
considerable percentage of your public float. We also note that it appears some of the shares
being registered for resale were purchased by the selling
                                                        securityholders for
prices below the current market price of the Class A common stock.
                                                        Highlight the
significant negative impact sales of shares on this registration statement could have on the
public trading price of the Class A common stock.
       General, page ii

   2. We note your disclosure in the Selling Securityholders section regarding the price each selling securityholder
paid for the shares and warrants being registered for resale. Please also highlight any
differences in the current trading price, the prices that the Sponsor,
 Pamela D. Johnson
FirstName
OppFi Inc. LastNamePamela D. Johnson
Comapany
October 30,NameOppFi
            2023      Inc.
October
Page 2 30, 2023 Page 2
FirstName LastName
         private placement investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants.
         Disclose that while the Sponsor, private placement investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
3. We note that the projected revenues for 2022 were $656 million and for 2023 were
         $875 million, as set forth in the unaudited prospective financial information management
         prepared and provided to the Board, the company   s financial advisors
and FG New
         America Acquisition Corp in connection with the evaluation of the Business Combination.
         We also note that your actual revenues for the year ended 2022 were approximately $451 million, and for the six months ended June 30, 2023 were approximately $241 million. It appears that you missed your 2022 revenue projections and will miss your 2023 revenue projection. Please expand your disclosure to provide updated information about
         the company   s financial position and further risks to the business
operations and liquidity
         in light of these circumstances.
Prospectus Summary
Our Company, page 1

4. In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your disclosure to discuss your capital resources such that you address any
         changes in the company   s liquidity position since the business
combination. If the
         company is likely to have to seek additional capital, discuss the effect of this offering on
         the company   s ability to raise additional capital.
5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that TGS Capital Group, LP, a beneficial owner of over 30% of your outstanding shares, and LTHS Capital Group LP, a beneficial owner of over 30% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Please also disclose here that such shares may be deemed beneficial owned by your CEO, Todd Schwartz, and director, Theodore Schwartz, respectively.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Pamela D. Johnson
OppFi Inc.
October 30, 2023
Page 3

       Please contact John Stickel at 202-551-3324 or Christian Windsor at 202-551-3419 with any other questions.



FirstName LastNamePamela D. Johnson                      Sincerely,
Comapany NameOppFi Inc.
                                                         Division of
Corporation Finance
October 30, 2023 Page 3                                  Office of Finance
FirstName LastName